EXHIBIT 99.1

HeadHunter Group PLC Announces the Decision of Federal Antimonopoly Service

MOSCOW, Russia, January 27, 2019 – HeadHunter Group PLC (Nasdaq: HHR) is pleased to announce that the Federal Antimonopoly Service of Russia (“FAS” or the “Antitrust Agency”) has issued a final decision on the case initiated in April 2019 pursuant to a complaint by Stafori LLC (“Stafori”), as disclosed earlier. As used herein, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC and any and all its subsidiaries.

Importantly, the Antitrust Agency has concluded that our actions do not limit overall competition in Russia’s online recruitment market. The Antitrust Agency did determine that we infringed Stafori’s interests and has ordered us to consider their applications for registration of their products in our system, if submitted. We will also be required to pay a fine, the amount of which will be assessed by FAS within a year following the date of decision and is currently expected to be less than 1 million RUB (approximately $16,000), which is the upper limit of a fixed fee according to the applicable law. There are no further rulings or orders from the Antitrust Agency in connection with the investigation or otherwise.

We believe that the mitigation measures prescribed by FAS will not have a significant impact on our operations, and we intend to maintain our commitment to the business practice of protecting personal data in the market.

We also have the right to appeal the FAS decision in court, and we will analyze the merits of an appeal in due course.

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.